Exhibit 99.1

Diginex Limited Announces Underwriters’ Full Exercise of Over-Allotment Option

HONG KONG, January 27, 2025 – Diginex Limited (“Diginex Limited” or the “Company”), incorporated in the Cayman Islands, is an impact technology business that helps organizations to address the some of the most pressing Environmental, Social and Governance (“ESG”), climate and sustainability issues, utilizing blockchain, machine learning and data analysis technology to lead change and increase transparency in corporate social responsibility and climate action, today announced that on January 27, 2025, the underwriters of its previously announced initial public offering (the “Offering”) have exercised their over-allotment option (the “Over-Allotment Option”) in full and purchased an additional 337,500 ordinary shares of the Company at the public offering price of $4.10 per share, resulting in additional gross proceeds of $1.38 million. After giving effect to the full exercise of the Over-Allotment Option, the total number of ordinary shares sold by the Company in the Offering increased to 2,587,500 ordinary shares and the gross proceeds increased to $10.61 million, before deducting underwriting discounts and other related expenses. The Company’s ordinary shares began trading on the Nasdaq Capital Market under the symbol “DGNX” on January 22, 2025.

The Offering was conducted on a firm commitment basis. The Company intends to use the proceeds from the Offering for working capital and general corporate purposes.

Dominari Securities, LLC acted as the representative of the underwriters to the Offering, and Revere Securities LLC was a co-underwriter. Loeb & Loeb LLP acted as U.S. and Hong Kong counsel to the Company, and Robinson & Cole LLP acted as U.S. counsel to Dominari Securities LLC and Revere Securities LLC in connection with this Offering.

A registration statement on Form F-1 (File No. 333-282027) was filed with the Securities and Exchange Commission (“SEC”) and was declared effective by the SEC on December 20, 2024. A final prospectus relating to the Offering was filed with the SEC on January 23, 2025 and available on the SEC’s website at www.sec.gov. Electronic copies of the final prospectus relating to this Offering may be obtained from Dominari Securities LLC, 725 5th Ave, 23rd Floor, New York, NY 10022, Telephone: (212) 393-4500; Email: investmentbanking@dominarisecurities.com.

Before you invest, you should read the registration statement (including the post-effective amendment) and the preliminary prospectus contained therein, the final prospectus and other documents the Company has filed or will file with the SEC for more complete information about the Company and the Offering. This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Diginex Limited

Diginex Limited is a Cayman Islands exempted company incorporated under the laws of the Cayman Islands in 2024, with subsidiaries located in Hong Kong, United Kingdom and United States of America. Diginex Limited conducts operations through its wholly owned subsidiary Diginex Solutions (HK) Limited, a Hong Kong corporation (“DSL”) and DSL is the sole owner of (i) Diginex Services Limited, a corporation formed in the United Kingdom and (ii) Diginex USA LLC, a limited liability company formed in the State of Delaware. DSL commenced operations in 2020, is headquartered in Hong Kong, and is a software company that empowers businesses and governments to streamline ESG, climate, and supply chain data collection and reporting. DSL is an impact technology business that helps organizations to address the some of the most pressing ESG, climate and sustainability issues, utilizing blockchain, machine learning and data analysis technology to lead change and increase transparency in corporate social responsibility and climate action.

Diginex’s products and services solutions enable companies to collect, evaluate and share sustainability data through easy-to-use software For more information, please visit the Company’s website: https://www.diginex.com/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, including, but not limited to, the Company’s Offering and the use of proceeds. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, including the expectation that the Offering will be successfully completed. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For investor and media inquiries, please contact:

Diginex

Investor Relations

Email:ir@diginex.com

Jackson Lin

Lambert by LLYC

Phone: +1 (646) 717-4593

Email: jian.lin@llyc.global